SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                 SCHEDULE 14D-9




                             Bryan Steam Corporation
                            (Name of Subject Company)



                             Bryan Steam Corporation
                      (Name of Person(s) Filing Statement)



                    Common Stock, par value $10.00 per share
                         (Title of Class of Securities)



                                   117547 109
                      (CUSIP Number of Class of Securities)



                                 H. Jesse McVay
                             Bryan Steam Corporation
                                   P.O. Box 27
                               Peru, Indiana 46970
                                 (765) 473-6651


                                  With copy to:
                              Eric R. Moy, Esquire
                               Barnes & Thornburg
                            11 South Meridian Street
                           Indianapolis, Indiana 46204
                                 (317) 236-1313
                     (Name, address and telephone number of
                       person authorized to receive notice
                       and communications on behalf of the
                           person(s) filing statement)

ITEM 1.  SECURITY AND SUBJECT COMPANY

         The name of the subject company is Bryan Steam Corporation, a New Mexico corporation ("Bryan" or the "Company"). The address of the principal executive offices of the Company is State Road 19 North, P.O. Box 27, Peru, Indiana 46970. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9" or the "Statement") relates is the Company's Common Stock, par value $10 per share (the "Common Stock" or the "Shares").

ITEM 2.  TENDER OFFER OF THE PURCHASER

         This Statement relates to the tender offer by Burnham Acquisition Corporation, a New Mexico corporation ("Purchaser"), and a wholly owned subsidiary of Burnham Corporation, a New York corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated September 29, 1998 (the "Schedule 14D-1"), to purchase all outstanding Shares for a purchase price of $152.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 29, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed herewith as Exhibits A and B, respectively, and incorporated herein by reference.

         The Offer is being made pursuant to the terms of an Agreement and Plan of Merger, dated as of September 23, 1998 (the "Merger Agreement"), by and among Parent, Purchaser and the Company, a copy of which is filed herewith as Exhibit C and incorporated herein by reference. Pursuant to the Merger Agreement, after completion of the purchase of Shares pursuant to the Offer and the satisfaction of other provisions of the New Mexico Business Corporation Act (the "NMBCA"), Purchaser will be merged with and into the Company (the "Merger"), with the Company being the surviving corporation in the Merger and a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), by virtue of the Merger and without any action on the part of the Company, Parent or Purchaser, each Share then outstanding (other than Shares owned by Parent, Purchaser or any subsidiary of Parent, Purchaser or the Company or held in the treasury of the Company, all of which shall be canceled, and Shares held by shareholders who perfect their appraisal rights under the NMBCA) will be converted into and represent the right to receive $152.00 in cash per Share, subject to applicable withholding or back-up withholding taxes, if any, without interest thereon (the "Merger Consideration").

         Based on information in the Offer to Purchase, the principal executive offices of Purchaser and Parent are 1241 Harrisburg Pike, Lancaster, Pennsylvania 17603. Copies of the press release issued by the Company and Parent are filed herewith as Exhibit D, and incorporated herein by reference.


ITEM 3.  IDENTITY AND BACKGROUND.

         (a) Name and Address of The Company. The name and address of the Company, which is the person filing this Statement, is set forth in Item 1 above.

         (b) Material Contracts, etc. Except as set forth in this Item 3(b) or incorporated herein by reference, to the knowledge of the Company, as of the date hereof there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (1) the executive officers, directors or affiliates of the Company or (2) Parent or Purchaser or their respective executive officers, directors or affiliates.

         (b)(1)

         The Stockholders' Agreement.

         General. In order to induce Parent to execute and deliver the Merger Agreement, each of Robert Miller, Ina Mae Miller, Beverly Bryan, Georgeanna Williams, as Trustee of the Georgeanna Williams Revocable Living Trust, Lisa Lockhart, Charles Miller, Kenneth Starkey, Bryan Herd, Sharon Herd, Marilyn Malott, Paul Malott, Victor Herd and Kristine Herd have entered into a Stockholders' Agreement, dated as of September 23, 1998, with Parent. The stockholders who have signed the Stockholders' Agreement together beneficially own 106,315 Shares, constituting approximately 55.6% of the outstanding Shares.

         The following is a summary of the material terms of the Stockholders' Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference and a copy of which has been filed with the Securities and Exchange Commission (the "Commission") as Exhibit E to the Schedule 14D-9.

         Voting of Shares. The stockholders of the Company who signed the Stockholders' Agreement have agreed as set forth below to tender their Shares and have irrevocably appointed Parent as the exclusive attorney-in-fact and proxy of such stockholder, with full power of substitution. Parent, as proxy of such holder has been granted the power:

         I.       to attend any and every meeting  (whether annual or special or both) of the stockholders of the Company, including any adjournment or postponement thereof, on behalf of such stockholder, and at each such meeting, with respect to all shares of common stock of the Company owned by such stockholder on the date of execution and delivery of the Stockholders' Agreement or acquired thereafter that are entitled to vote at each such meeting or over which such stockholder has voting power (and any and all other shares of common or preferred stock of the Company or other securities issued on or after such date in respect of any such shares), including, without limitation, the shares indicated opposite such stockholder's signature at the end of the Stockholders'
                  Agreement:

                  A. to vote in favor of the Merger (as such term is defined in the Merger Agreement) and to vote in favor of the adjournment of any meeting, which Parent believes may facilitate the obtaining the approval of the Merger; and otherwise to act with respect to such shares as said attorney-in-fact and proxy (or his substitute) shall deem necessary or appropriate to cause the approval of the Merger by the necessary majority required under applicable law;

                  B. to vote and otherwise act with respect to such shares in such a manner as said attorney-in-fact and proxy (or his substitute) shall deem proper, with respect to (x) proposals or offers (other than the Merger) relating to (1) any proposed sale, lease or other disposition of all or a substantial amount of the assets of the Company or any of its subsidiaries, (2) any proposed merger, consolidation or other combination of the Company or any of its subsidiaries with any other entity, (3) any sale, issuance, disposition or granting of rights in respect of the shares of the Company or of any subsidiary of the Company or (4) any other proposed action of the Company or any of its subsidiaries requiring stockholder approval that would conflict with or violate the Company's representations, covenants or obligations under the Merger Agreement, adversely affect the Company's ability to consummate the Merger or the other transactions contemplated by the Merger Agreement or otherwise impede, interfere with or discourage the Merger (each of the actions described in (1) - (4) above, an "Acquisition Proposal"), and
                           (y) any procedural matters presented at any such meeting at which any action is scheduled to be taken with respect to the Merger or any Acquisition Proposal;

         II. if no meeting of stockholders is scheduled in accordance with the Merger Agreement or if any such meeting is canceled, postponed or adjourned other than with Parent's approval, to call a special stockholders meeting of the Company for the purpose of (i) approving the Merger or any action with respect thereto, or (ii) taking action with respect to any Acquisition Proposal; and

         III. to waive, for the duration of this Stockholders' Agreement, any and all rights such stockholder may have to exercise any rights as dissenting shareholder under Sections 53-15-3 and 53-15-4 of the NMBCA, subject to the right to receive the consideration as specifically provided in the Merger Agreement.

         Restrictions on Transfer. Each of the stockholders who is a party to the Stockholders' Agreement have agreed (a) not to deposit any of such stockholder's shares of common stock of the Company into a voting trust or enter into a voting agreement with respect to such shares; (b) not to sell, transfer or otherwise dispose of or pledge or otherwise encumber, any shares of common stock of the Company, or options or warrants to purchase such shares, unless the purchaser or transferee of such shares or rights agrees in writing (a copy of which shall be delivered by such stockholder to Parent and Purchaser) prior to such sale, transfer or disposition to be bound by and subject to the provisions contained in the Stockholders' Agreement; and (c) not, in his or her capacity as stockholder, to solicit, initiate, encourage, endorse, support (including, by providing information) or participate in any discussions regarding, any Acquisition Proposal other than the Merger.

         Irrevocable Proxy. Each of the stockholders who is a party to the Stockholders' Agreement has affirmed that the proxy contained in the Stockholders' Agreement is issued in connection with the Merger Agreement to facilitate the transactions contemplated thereunder and in consideration of Parent and Purchaser entering into the Merger Agreement and as such is coupled with an interest and is irrevocable. The proxy contained in the Stockholders' Agreement will terminate upon the earlier to occur of (a) the Effective Time as defined in the Merger Agreement and (b) the termination of the Merger Agreement in accordance with its terms. By execution and delivery of the Stockholders' Agreement, each of the stockholders who are a party to the Stockholders'
Agreement has confirmed that such stockholder has received a copy of a substantially final form of the Merger Agreement, and that all other information deemed necessary by such stockholder concerning the Merger, the Merger Agreement and the transactions contemplated thereunder or any other matters considered by such stockholder to be relevant to the stockholder's decision to execute this Agreement has been made available to such stockholder. All authority conferred or agreed to be conferred in the Stockholders' Agreement survives the death, insolvency, or incapacity of each the stockholders who is a party to the Stockholders' Agreement and any obligation of any of such stockholder thereunder is binding upon the heirs, personal representatives, successors and assigns of such stockholder. The proxy contained in the Stockholders' Agreement revokes any and all other proxies theretofore granted by each and every stockholder who is party to the Stockholders' Agreement. Each stockholder who is a party to the Stockholders' Agreement has agreed to not give any subsequent proxy or grant any option with respect to such shares (and such proxy or option if given will be deemed not to be effective) that purports to grant authority within the scope of the authority conferred in the Stockholders' Agreement.

         Covenant to Tender Shares. In order further to induce Purchaser and Parent to enter into the Merger Agreement, each stockholder who signed the Stockholders' Agreement thereby further agreed validly to tender (or cause the record owner of such shares validly to tender), and not to withdraw, pursuant to and in accordance with the terms of the Offer, not later than the tenth business day after commencement of the Offer pursuant to the Merger Agreement and Rule 14d-2 under the Exchange Act, the number of Shares set forth opposite such stockholder's name on the signature pages to the Stockholders' Agreement (the "Existing Securities" and, together with any Shares acquired by such stockholder (whether beneficially or of record) after the date of the Stockholders'
Agreement and prior to the termination of the Stockholders' Agreement by means of purchase, dividend, distribution, transfer, issuance, or exercise of options or other rights to acquire the Shares (the "Securities")). If any stockholder who signed the Stockholders' Agreement acquires Securities after the date of the Stockholders' Agreement, such stockholder has agreed to tender (or cause the record holder to tender) pursuant to the Offer such Securities on or before such tenth business day or, if later, on or before the second business day after such acquisition. Each stockholder who signed the Stockholders' Agreement acknowledged and agreed that Purchaser's obligation to accept for payment, purchase and pay for the Securities in the Offer, including the Securities beneficially owned by such stockholder, is subject to the terms and conditions of the Offer.

         Specific Performance. Each stockholder who executed the Stockholders' Agreement acknowledged that money damages would be both incalculable and an insufficient remedy for any breach of the Stockholders' Agreement by it, and that any such breach would cause Parent and Purchaser irreparable harm.
Accordingly, each such stockholder agreed that in the event of any breach or threatened breach of this Agreement, Parent and Purchaser, in addition to any other remedies at law or in equity they may have, is entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance.

         Representations. Each stockholder who executed the Stockholders' Agreement represented and warranted that, as of the date of the Stockholders' Agreement, such stockholder (a) owned personally and directly the number of shares of the Shares set forth in the signature page of the Stockholders' Agreement, (b) owned such stock free and clear of all liens, security interests, encumbrances, options and other adverse interests of every kind whatsoever, and
(c) had the power and right to execute and deliver the Stockholders' Agreement, and perform such stockholder's obligations thereunder, without the consent or agreement of any other person or entity.

         Release of Claims. Each of the stockholders who executed the Stockholders' Agreement irrevocably waived and released any and all claims such stockholder may have as a holder of Shares against any employee, officer or director of the Company or any of its subsidiaries in respect of the conduct of such employee, officer or director in his or her capacity as such prior to consummation of the Merger.

         Governing Law. The Stockholders' Agreement is governed by the laws of the State of Indiana except that the provisions hereof with respect to the granting of proxies, the exercise of the rights granted in respect of such proxies and the associated appointment of attorneys-in-fact is governed by the laws of the jurisdiction of incorporation of the Company.

Employment Agreement with McVay.

         The Company has an Employment Agreement, dated April 1, 1998, with H. Jesse McVay. Such agreement provides for an initial term of three (3) years, automatically extended for an additional year on each anniversary of the date of such agreement unless either party gives written notice not to so extend within ninety (90) days prior to an annual anniversary, in which case no further extension shall occur and the term shall end two years subsequent to the annual anniversary immediately following the anniversary prior to which the notice not to extend for an additional year is given. Such agreement provides for an initial annual salary of $77,200 which may be increased from time to time by the Company. Pursuant to such agreement, if the Company terminates the employment of Mr. McVay without cause, or if Mr. McVay terminates his employment by reason of a material breach of any term, condition or covenant of the Company under the Employment Agreement, the Company must pay to Mr. McVay a lump sum equal to one hundred percent (100%) of his total salary and bonus (excluding the Transaction Bonus described below) for the preceding calendar year, plus costs of engaging a placement firm to find alternative employment, and the Company must maintain, for a period of one year after the date of termination, each employee medical and life benefit plan in which Mr. McVay was entitled to participate immediately prior to the date of termination, unless an essentially equivalent benefit is provided by another source. Such agreement also provides for the payment of a transaction bonus (the "Transaction Bonus") in the amount of $30,000 in the event of a change of control (as defined in the agreement), payable one half on the date of the change of control and one half on the date six months after the change in control. The Merger Agreement provides that such Transaction Bonus will be triggered by the Offer.

         The foregoing summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated by reference and a copy of which has been filed with the Commission as Exhibit F to the Schedule 14D-9.

Employment Agreement with Bishop.

         The Company has an Employment Agreement, dated April 1, 1998, with Albert J. Bishop. Such agreement provides for an initial term of five years and initial annual salary of $12,000 which may be increased from time to time by the Company. Pursuant to such agreement, if the Company terminates the employment of Mr. Bishop without cause, or if Mr. Bishop terminates his employment by reason of a material breach of any term, condition or covenant of the Company under the Employment Agreement, the Company must continue to pay to Mr. Bishop monthly payments equal to his base compensation for the full remainder of the term of the agreement, and the Company must maintain, for a period of one year after the date of termination, each employee medical and life benefit plan in which Mr. Bishop was entitled to participate prior to the date of termination, unless an essentially equivalent benefit is provided by another source. Such agreement also provides for the payment of a Transaction Bonus in the amount of $50,000 in the event of a change of control (as defined in the agreement), payable one half on the date of the change of control and one half on the date six months after the change in control. The Merger Agreement provides that the Transaction Bonus will be triggered by the Offer.

         The foregoing summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated by reference and a copy of which has been filed with the Commission as Exhibit G to the Schedule 14D-9.

Other Employment Agreements.

         The Company also has Employment Agreements, dated April 1, 1998, with each of the following executive officers of the Company: Richard D. Holmquist, Kurt J. Krauskopf, Terrence D. Kubly, P. Wayne McCune, Gregory A. Minard, Sandra
A. Mitting and Michael D. Sturch (each an "Employment Agreement" and, collectively, the "Employment Agreements"). The Employment Agreements of Mr. Holmquist, Mr. Krauskopf, Mr. Minard, Ms. Mitting and Mr. Sturch provide for an initial term of two (2) years and the Employment Agreements of Mr. Kubly and Mr. McCune provide for an initial term of three (3) years. Pursuant to the
Employment Agreements, if the Company terminates the employment of such employees without cause, or if the respective employee terminates his or her employment by reason of a material breach of any term, condition or covenant of the Company under the applicable Employment Agreement, the Company must pay to the respective employee a lump sum equal to fifty percent (50%) of his or her total salary and bonus for the preceding calendar year (excluding any Transaction Bonus), plus the costs of engaging a placement firm to find alternative employment, and the Company must maintain, for a period of one year after the date of termination, each employee medical and life benefit plan in which the respective employee was entitled to participate immediately prior to the date of termination, unless an essentially equivalent benefit is provided by another source. Such agreement also provides for the payment of a Transaction Bonus in the event of a change of control (as defined in the agreement), payable one half on the date of the change of control and one half on the date six months after the change in control. The Transaction Bonuses provided in the Employment Agreements for Messrs. Holmquist, Krauskopf, Kubly, McCune, Minard, Mitting and Sturch are $4,000, $8,000, $8,000, $8,000, $4,000, $2,000 and
$4,000, respectively. The Merger Agreement provides that the Transaction Bonuses will be triggered by the Offer.

         The foregoing summary is not a complete description of the terms and conditions of the Employment Agreements and is qualified in its entirety by reference to the full text of the Employment Agreements which are incorporated by reference and copies of which has been filed with the Commission as Exhibits H through N to the Schedule 14D-9.

Goelzer Agreement.

         On March 18, 1998, the Company and a management group led by H. Jesse McVay and consisting of several senior management employees of the Company (excluding Albert J. Bishop) engaged Goelzer & Co., Inc. ("Goelzer & Co.") to represent such management group (the "Management Group") in arranging a management-supported offer for up to 100% of the common equity of the Company. Pursuant to a Letter Agreement by and among the Company, Goelzer & Co. and the Management Group, dated March 18, 1998 and amended August 26, 1998, the Company has agreed to pay to Goelzer & Co. a fee of $200,000.

         The foregoing summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated by reference and a copy of which has been filed with the Commission as Exhibit O to the Schedule 14D-9.

         (b)(2) In connection with the transactions contemplated by the Merger, the following agreements were entered into: (i) the Merger Agreement and (ii) a Confidentiality Agreement, dated as of June 18, 1998, by and between the Company (acting through its agent, Goelzer) and Parent (the "Confidentiality Agreement").

The Merger Agreement.

         The  following  is a  summary  of the  material  terms  of  the  Merger
Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed with the Commission as Exhibit C to this Schedule 14D-9.

         The Offer. The Merger Agreement provides for the commencement of the Offer, in connection with which Parent or Purchaser has expressly reserved the right to waive conditions of the Offer, in whole or in part, at any time and from time to time in their sole discretion. Purchaser has agreed, however, that it will not, without the prior written consent of the Company, (i) decrease or change the amount or form of consideration payable in the Offer, (ii) decrease the number of Shares sought pursuant to the Offer, (iii) impose additional conditions to the Offer, (iv) change the conditions of the Offer (provided that Parent or Purchaser in their sole discretion may waive any of the conditions to the Offer) or (v) make any change to any other provision of the Offer that is materially adverse to the holders of the Shares. Purchaser is entitled to extend the Offer in accordance with applicable law as follows: (i) if any of the conditions to the Offer are not satisfied or waived by Purchaser as of any scheduled expiration date, then Purchaser may extend the Offer from time to time until the earlier of (a) the consummation of the Offer or (b) twenty business days following the original expiration date of the Offer specified herein, and
(ii) if all conditions to the Offer are satisfied or waived as of any scheduled expiration date, then Purchaser may extend the Offer from time to time by not more than ten business days in the aggregate. The obligation of Purchaser to consummate the Offer and to accept for payment and to pay for any Shares tendered pursuant to the Offer will be subject only to the conditions set forth in "--Conditions to the Offer."

         Board Representation. Upon the purchase of Shares by Purchaser pursuant to the Offer, it is not contemplated that any changes in the present Board of Directors of the Company or Management of the Company will occur.

         The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the relevant provisions of the NMBCA, Purchaser shall be merged with and into the Company as soon as practicable following the satisfaction or waiver of the conditions to the Merger. The Company shall be the Surviving Corporation and shall continue its existence under the laws of New Mexico, and the Certificate of Incorporation and the Bylaws of Purchaser as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation (except the name of the Surviving Corporation shall be Bryan Steam Corporation). H. Jesse McVay, Albert Morrison III and Ronald L. Griffith will be the initial directors of the Surviving Corporation and H. Jesse McVay (President), Ronald L. Griffith (Vice President), Kurt J. Krauskopf (Treasurer, Comptroller and Secretary), Robert Berardi (Assistant Treasurer) and Tammy McEwen (Assistant Secretary) will be the initial officers of the Surviving Corporation. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser or any subsidiary of Parent, Purchaser or the Company or held in the treasury of the Company, all of which shall be canceled, and other than Dissenting Shares, as defined herein) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive in cash the Merger Price, upon the surrender of the certificate representing such Shares. The parties to the Merger Agreement shall cause the Merger to be consummated by filing with the Corporation Commission of the State of New Mexico or its successor duly prepared and executed Articles of Merger, as required by the NMBCA. The Merger will become effective upon such filing or at such time thereafter as is provided under applicable law.

         Stockholder Meeting; Recommendation to Stockholders. Unless the Merger is consummated in accordance with the "short-form" merger provisions under the NMBCA, and subject to applicable law, the Company shall, through its Board of Directors, duly call, give notice of, convene and hold a special meeting of its stockholders (the "Shareholder Meeting") for the purpose of voting on the adoption of the plan of merger set forth in the Merger Agreement as soon as reasonably practicable following the consummation of the Offer but in any event prior to the 90th day after the date of the Merger Agreement (subject to unavoidable delays in receiving comments from the SEC Staff or in considering and preparing responses to such comments). Except to the extent legally required for the discharge of the Board of Directors' fiduciary duties as reflected in a written opinion of independent legal counsel, Bryan shall, through its Board of Directors, include in the Proxy Statement the recommendation of the Board of Directors of Bryan that the shareholders of Bryan adopt the Merger Agreement and approve the Merger, and the Company is required to use all reasonable efforts to obtain the adoption and approval of its stockholders, and obtaining the opinion of McDonald & Company Securities, Inc. ("McDonald & Co.") to the effect that the Merger Price is fair to the Company's stockholders from a financial point of view. Parent and Purchaser have agreed that, at the Shareholder Meeting, all of the Shares acquired pursuant to the Offer or otherwise by Parent or Purchaser or any of their affiliates will be voted in favor of the Merger.

         If Purchaser or any other direct or indirect subsidiary of Parent shall acquire at least 90 percent of the outstanding Shares, each of Parent, Purchaser and the Company may, if Purchaser so elects, take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after the consummation of the Offer, without a meeting of stockholders of the Company, in accordance with Section 53-14-5 of the NMBCA.

         Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by the Company with respect to corporate existence and good standing, capital structure, subsidiaries, corporate authorization, absence of changes, Commission filings, consents and approvals, no defaults under agreements, investment banking fees, employee benefits, labor relations, litigation, taxes, compliance with applicable laws, environmental matters, intellectual property, real property, insurance, material contracts, and other matters.

         Purchaser and Parent have also made certain representations and warranties with respect to corporate existence and good standing, corporate authorization, Commission filings, consents and approvals, no violations of other agreements and other matters.

         Conduct of Business and Other Covenants Pending the Merger. The Company has agreed that, except as expressly contemplated or permitted by the Merger Agreement (or to the extent that Parent may otherwise grant prior consent in writing, which consent shall not be unreasonably withheld), during the period from the date of the Merger Agreement to the Effective Date, the Company will conduct its business only in, and the Company will cause each of its subsidiaries not to take any action except in, the ordinary course consistent with past practice (subject to the further limitations specified in the Merger Agreement). In addition, the Company has agreed that it will, and it will cause its subsidiaries to use, all commercially reasonable efforts to preserve intact in all material respects its present business organization and reputation, to keep available the services of its key officers and employees, to maintain its assets and properties in good working order and condition (ordinary wear and tear excepted), to preserve its relationships with customers and suppliers and others having significant business dealings with them, to comply in all material respects with all laws and orders of all governmental or regulatory authorities applicable to them, and to maintain insurance (subject to consulting with Parent prior to renewing any insurance policy), including, without limitation, product liability insurance, in such amounts and against such risks and losses as was in effect on June 30, 1998 (subject to the specific reinstatement of product liability insurance for one of the Company's subsidiaries).

         In addition, without limiting the generality of the foregoing and except as expressly contemplated or permitted by the Merger Agreement, during the period specified in the first sentence of the preceding paragraph, the Company has agreed that, without the prior written consent of Parent, it will not (and will cause its subsidiaries not to):

                  (i) amend or propose to amend its or their Articles of Incorporation or By-laws;

                  (ii) (w) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock other than the dividend of $2.00 per share declared on the Shares on August 26, 1998 and payable on September 15, 1998; (x) split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize or propose the issuance of any other securities or option in respect of, in lieu of or in substitution for Shares,
                           (y) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or (z) directly or indirectly redeem, repurchase or otherwise acquire any Shares or any option with respect thereto;

                  (iii) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any Shares or any option with respect thereto, or modify or amend any right of any holder of outstanding Shares or options with respect thereto;

                  (iv) acquire (by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner) any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets other than raw materials and supplies acquired in the ordinary course of its business consistent with past practice in amounts in any one instance (or group of related instances) not in excess of $250,000 and in each case pursuant to an order or agreement requiring delivery of such raw materials and supplies within 120 days after the creation of such order or agreement;

                  (v) sell, lease, grant any security interest in or otherwise dispose of or encumber any of its assets or properties other than finished goods in the ordinary course of business consistent with past practice pursuant to orders as to which (x) no one order (or group of related orders) involves an aggregate selling price in excess of $150,000, and (y) (i) each order is to be fully performed within 150 days after its creation or (ii) in the case of orders for which there is no definite date by which the orders must be fully performed, the aggregate selling price for all such orders that are more than 150 days old shall not exceed $500,000;

                  (vi) except to the extent required by applicable law or generally accepted accounting principals, (x) permit any material change in (A) any pricing, marketing, purchasing, investment, accounting, financial reporting, inventory, receivable, credit, allowance or tax practice or policy or (B) any method of calculating any bad debt, contingency or other reserve for accounting, financial reporting or tax purposes or (y) make any material tax election or settle or compromise any material income tax liability with any governmental or regulatory authority;

                  (vii) (x) other than working capital borrowings of up to $300,000 under the Company's existing bank line of credit, incur any indebtedness for borrowed money (which shall be deemed for this purpose to include entering into credit agreements, lines of credit or similar arrangements, whether or not amounts are borrowed thereunder) or guarantee any such indebtedness, or (y) voluntarily purchase, cancel, prepay or otherwise provide for a complete or partial discharge in advance of a scheduled repayment date with respect to, or waive any right under, any indebtedness for borrowed money;

                  (viii) (x) enter into, adopt, amend in any material respect (except as may be required by applicable law) or terminate any Company benefit plan or other agreement between the Company (or any of its subsidiaries) and one or more of its directors, officers or employees, or (y) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or arrangement in effect as of the date hereof (except that the Company shall comply with the union contract and except for normal increases approved by Parent);

                  (ix) enter into any new contract or amend, modify or terminate any existing contract, or engage in any new transaction (x) not in the ordinary course of business consistent with past practice, (y) not on an arm's length basis, or (z) with any shareholder or affiliate of the Company;

                  (x) make any capital expenditure or any commitment to make a capital expenditure or any commitment for additions to plant, property or equipment constituting capital assets;

                  (xi) make any change in lines of business or any material changes in prices, marketing plans or procedures;

                  (xii) make any changes to current levels of inventory, receivables or payables, except as may occur in the ordinary course of business consistent with past practice;

                  (xiii)   grant  any  stock-related,   performance  or  similar
                           awards or bonuses;

                  (xiv) forgive any loans to employees, officers or directors or any of their respective affiliates or associates;

                  (xv) make any deposits or contributions of cash or other property to, or take any other action to fund or in any other way secure the payment of compensation or benefits under, any Company benefit plan;

                  (xvi) enter into, amend, extend or waive any rights under any collective bargaining or other labor agreement;

                  (xvii) commence, settle or agree to settle any litigation, suit, action, claim, proceeding or investigation;

                  (xviii) pay, discharge or satisfy or agree to pay, discharge or satisfy any claim, liability or obligation (absolute accrued, asserted or unasserted, contingent or otherwise) other than (A) the payment, discharge or satisfaction of liabilities reflected or reserved against in full in the financial statements as at June 30, 1998 or incurred in the ordinary course of business subsequent to June 30, 1998 or (B) the Company's Transaction Costs, which for these purposes shall mean all out- of-pocket costs reasonably incurred by the Company or any of its subsidiaries on or after July 1, 1998 in connection with the potential and actual sale of the Company, including without limitation (1) the fees and expenses of McDonald & Co., (2) the fees and expenses of Goelzer & Co., (3) legal fees and expenses, (4) expenses for environmental reports, (5) expenses for title reports, (6) expenses for proxy solicitation and fees and expenses of the Exchange Agent, and (7) filing fees in connection with compliance with securities and antitrust laws; but the term Company's Transaction Costs shall not include (I) any amounts payable or paid to senior managers of the Company under the Senior Management Agreements by virtue of the consummation of the Merger (Parent having agreed separately to cause the Company after the Effective Time to pay such amounts in addition to all other consideration for the Merger), or (II) any expenses incurred by Parent or Purchaser with respect to the Offer;

                  (xix) enter into, modify, amend or terminate any contract material to the business of the Company or any of its subsidiaries which it may enter, amend or terminate without violating clause (ix) above, or waive any rights under any such contract, unless in each instance the Company first obtains the consent of Parent, which consent shall not be unreasonably withheld;

                  (xx) enter into or extend or renew any contract (including without limitation any insurance policy), which contract, extension or renewal has a term or is to be performed over a period of more than 60 days (and before renewing any insurance policy, the Company shall reasonably consult with Parent); or

                  (xxi) enter into any contract, agreement, commitment or arrangement to do or engage in any of the foregoing.

         The Company has agreed that it will confer on a regular and frequent basis with Parent with respect to the Company's businesses and operations and other matters relevant to the Merger, and shall promptly advise Parent, in writing, of any change or event, including, without limitation, any complaint, investigation or hearing by any governmental or regulatory authority (or communication indicating the same may be contemplated) or the institution or threat of litigation, having, or which, insofar as can be reasonably foreseen, could have, a material adverse effect on the Company or on the ability of the Company to consummate the transactions contemplated by the Offer and the Merger Agreement.

         No Solicitation. The Company has agreed that it will not, and it will not authorize or permit its subsidiaries or any of its or their officers, directors, employees, investment bankers, financial advisors, attorneys, accountants or other agents or representatives (each, a "Representative") to directly or indirectly, solicit, initiate or participate in any negotiations regarding, furnish any confidential information in connection with, endorse or otherwise cooperate with, or assist, participate in or facilitate (collectively, "Solicitation Activities") the making of any proposal or offer for, or which may reasonably be expected to lead to, a Potential Transaction (as defined below), by any person, corporation, partnership or other entity or group, including a current holder of the Shares or a person acting on behalf of or who has been in contact with such a holder (a "Potential Acquiror"); provided, however, that to the extent the Board of Directors of the Company believes, on the basis of a written opinion furnished by independent legal counsel, that the failure to take any such actions would constitute a breach of applicable fiduciary duties of such Board of Directors, then the Company and its Representatives may participate in Solicitation Activities but only to the extent necessary to comply with such duties; provided further, however, that the Company will promptly inform Parent, in writing, of the material terms and conditions of any proposal or offer for, or which may reasonably be expected to lead to, a Potential Transaction that it receives and the identity of the Potential Acquiror and the Company shall keep Parent fully apprised of all developments regarding such Potential Transaction. Such full apprising of all developments shall include providing Parent with copies of all correspondence from or to the Company and the Potential Acquirer, including all attachments and enclosures. (As used in the Merger Agreement, "Potential Transaction" means any potential merger, consolidation or other business combination involving the Company, or any acquisition in any manner of all or a substantial portion of the equity of, or all or a substantial portion of the assets of the Company whether for cash, securities or any other consideration or combination thereof other than pursuant to the transactions contemplated by the Merger Agreement.)

         The Company has also agreed, as of the date and time of the Merger Agreement that the Company and its Representatives will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties other than Parent and Purchaser conducted theretofore with respect to any Potential Transaction.

         Filing of the Proxy Statement. The Company has agreed that it will prepare and file with the SEC the Proxy Statement at the earliest practicable date after the Offer has expired or terminated (unless 90% or more of Shares are acquired by Purchaser pursuant to the Offer or the Shares cease to be registered under the Exchange Act in accordance with applicable law); and shall use all reasonable efforts to have the Proxy Statement cleared by the SEC. Parent, Purchaser and the Company have agreed to cooperate with each other in the preparation of the Proxy Statement, and the Company has agreed to promptly notify Parent of the receipt of any comments of the SEC with respect to the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information, and to promptly provide to Parent copies of all correspondence between the Company or any representative of the Company and the SEC with respect to the Proxy Statement. The Company has agreed to give Parent and its counsel the opportunity to review the Proxy Statement and all responses to requests for additional information by and replies to comments of the SEC before their being filed with, or sent to, the SEC. If the Proxy Statement is required to be filed with the SEC, each of the Company, Parent and Purchaser has agreed to use all reasonable efforts, after consultation with the other parties thereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement to be mailed to the holders of Shares entitled to vote at the Shareholder Meeting at the earliest practicable time.

         Shareholder Approval of the Merger. To the extent required by applicable law, the Company has agreed to, through its Board of Directors, duly call, give notice of, convene and hold the Shareholder Meeting for the purpose of voting on the adoption of the Merger Agreement (the "Shareholders' Approval") as soon as reasonably practicable after consummation of the Offer but in any event prior to the 90th day after the date of the Merger Agreement (subject to unavoidable delays in receiving comments from the SEC staff or in considering and preparing responses to such comments).
 Except to the extent legally required for the discharge of its fiduciary duties as reflected in a written opinion of independent legal counsel, the Company has agreed to include in the Proxy Statement the recommendation of the Board of Directors of the Company that the shareholders of the Company adopt the Merger Agreement and approve the Merger, and the Company has agreed to use all reasonable efforts to obtain such adoption and approval, including utilizing a proxy solicitation firm that is reasonably acceptable to Parent and obtaining the opinion of McDonald & Co. to the effect that the Merger Price is fair to the holders of the Shares from a financial point of view. At such meeting, Parent shall, and has agreed to and has agreed to cause its Subsidiaries to, vote all shares of the Shares, if any, then owned by Parent or any such Subsidiary in favor of the adoption of the Merger Agreement.

         In the event that the approval and adoption of the Merger Agreement and the Merger at the Shareholder Meeting or any adjournment thereof receives the affirmative vote of less than 66-2/3% of all shares entitled to vote for such approval, then Parent may in its sole discretion require the Company to, and the Company has agreed to be obligated to, through its Board of Directors, duly call, give notice of, convene and hold a second Shareholder Meeting for the purpose of voting on the adoption of the Merger Agreement. Such second Shareholder Meeting shall be held as soon as reasonably practicable after the date of the notice from Parent to the Company in which Parent notifies the Company that Parent desires the Company to call a second Shareholder Meeting.

         If Parent directly or indirectly acquires at least 90 percent of the outstanding Shares, each of Parent, Purchaser and the Company have agreed to take all necessary and appropriate action as Parent may reasonably request to cause the Merger to become effective as promptly as practicable after the consummation of the Offer without a meeting of holders of the Shares in accordance with the applicable provisions of the New Mexico Business Corporation Act.

         Consents and Approvals. Subject to certain conditions, each of the Company and Parent have agreed to proceed diligently and in good faith and will use all commercially reasonable efforts to do, or cause to be done, all things necessary, proper or advisable to, as promptly as practicable, obtain all consents, approvals or actions of, make all filings with and give all notices to governmental or regulatory authorities or any other public or private third parties that may be required of Parent, the Company or any of their subsidiaries in order to consummate the Offer and the Merger. In addition to and not in limitation of the foregoing, (i) each of the parties have agreed to (x) take promptly all actions necessary to make the filings required of Parent and the Company or their affiliates under the Hart Scott Rodino Antitrust Improvements Act of 1974 (the "HSR Act"), (y) comply at the earliest practicable date with any request for additional information received by such party or its affiliates from the Federal Trade Commission (the "FTC") or the Antitrust Division of the Department of Justice (the "Antitrust Division") pursuant to the HSR Act, and
(z) cooperate with the other party in connection with such party's filings under the HSR Act and in connection with resolving any investigation or other inquiry concerning the Merger or the other matters contemplated by the Merger Agreement commenced by either the FTC or the Antitrust Division or state attorneys general.

         Company Employees. Parent has agreed the after the Effective Time the Company will honor in accordance with their respective provisions the existing agreements between the Company and each of Messrs. Bishop, McVay, Holmquist, Krauskopf, Kubly, Minard, Mitting, McCune and Sturch (collectively, "Senior Management Agreements"). Further, Parent has agreed to cause after the Effective Time the Company to pay to each of such persons the transaction bonus contemplated in each persons applicable Senior Management Agreement, in the installments and at the times specified therein, irrespective of whether the Merger is deemed to have been supported or sponsored by management or any management group. In addition, Parent has agreed that it will cause the Company after the Effective Time to honor all existing union contracts and all other existing agreements between the Company and its employees that have been disclosed by the Company to Parent prior to the date of the Merger Agreement.

         Expenses. Subject to the applicability of the Termination Fee and remedies in respect of a breach of the Merger Agreement, if the Merger is not consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such cost or expense. However, if the Merger is consummated, the Company's Transaction Costs (as defined below) will be paid by the Company either before or after the Effective Time, or by Parent, without reduction of the Offer Price or Merger Price payable to holders of Shares pursuant to the terms of the Offer and the Merger Agreement. As used herein, the "Company's Transaction Costs" means all out-of-pocket costs reasonably incurred by the Company or any of its subsidiaries on or after July 1, 1998 in connection with the potential and actual sale of the Company, including without limitation
(i) the fees and expenses of McDonald & Co., (ii) the fees and expenses of Goelzer & Co., (iii) legal fees and expenses, (iv) expenses for environmental reports, (v) expenses for title reports, (vi) expenses for proxy solicitation and fees and expenses of the Exchange Agent, and (viii) filing fees in connection with compliance with securities and antitrust laws. However, the Company's Transaction Expenses do not include (a) any amounts payable or paid to senior managers of the Company under the Senior Management

Agreements by virtue of the consummation of the Merger (Parent having agreed, as described above, to cause the Company after the Effective Time to pay such amounts in addition to all other consideration for the Merger), or (b) any expenses incurred by Parent or Purchaser with respect to the Offer.

         Brokers or Finders. Each of Parent and the Company has represented to the other, as to itself and its affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by the Offer or the Merger Agreement, except, in the case of the Company, for McDonald & Co. and Goelzer & Co.

         Directors' and Officers' Indemnification.

         (a) Until the fourth anniversary of the Effective Time (and until resolution of any claims asserted prior to such fourth anniversary), Parent has agreed to cause the Company after the Effective Time to indemnify, defend and hold harmless, to the extent allowed by law and to the extent currently provided in the By-laws and Articles of Incorporation of the Company, each person who is as of the date hereof, or has been at any time prior to the date hereof, a director or officer of the Company or any of its subsidiaries (the "Indemnified Parties") against
                  (i) (subject to certain restrictions specified in the Merger Agreement) all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of the Company or any subsidiary of the Company, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities") and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the transactions contemplated thereby, in each case to the full extent the Company would have been permitted under New Mexico law to indemnify such person (and subject to the foregoing, the Company after the Effective Time will, in the event the Company determines in its reasonable discretion that such person would be entitled to indemnification hereunder, pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party; provided, however, that the person to whom the expenses are advanced must provide an undertaking (without delivering a bond or other security) to repay such advance if it is ultimately determined that such person is not entitled to indemnification as provided in Section 53-11-4.1 of the NMBCA). Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Parties (whether arising before or after the Effective Time), (i) any counsel retained by the Indemnified Parties for any period after the Effective Time shall be reasonably satisfactory to the Company; (ii) after the Effective Time, the Company will pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received as theretofore provided; and (iii) after the Effective Time, the Company will use all reasonable efforts to assist in the vigorous defense of such matter, provided that the Company will not be liable for any settlement of any claim effected without its written consent, which consent, however, shall not be unreasonably withheld. Any Indemnified Party wishing to claim indemnification under the terms of the Merger Agreement, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Company (but the failure so to notify the Company will not relieve the Company from its obligation to indemnify such person except to the extent such failure to notify prejudices the Company), and shall deliver to the Company the undertaking, if any, required by the NMBCA or the Merger Agreement. Notwithstanding anything to the contrary contained in the Merger Agreement, after the
                  Effective Time the Company's obligation to indemnify the officers and directors prior to the Effective time of the Company as set forth above shall be limited to cover claims only to the extent that those claims are not covered under the Company's directors' and officers' insurance policies in effect as of the date of the Merger Agreement and the continuation, maintenance or substitution thereof as required by the Merger Agreement.

         Directors' and Officers' Insurance. For a period of four years after the Effective Time, Parent has agreed to cause the Company after the Effective Time to maintain in effect the policies of directors' and officers' liability insurance that were maintained by the Company prior to the execution of the Merger Agreement (provided that the Company may substitute therefor other policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from facts or events which occurred before or at the Effective Time; provided, however, that the Company is not obligated to make annual premium payments for such insurance to the extent such premiums exceed 125% of the premiums paid as of the date of the Merger Agreement by the Company for such insurance (the "Company's Current Premium"), and if such premiums for such insurance would at any time exceed 125% of the Company's Current Premium, then the Company shall cause to be maintained policies of insurance which, in the Company's good faith determination, provided the maximum coverage available at an annual premium equal to 125% of the Company's Current Premium.

         Retention of the Company Name. Parent has agreed that until the 10th anniversary of the Effective Time of the Merger, Parent will cause the name of the Company to continue to be "Bryan Steam Corporation", unless, due to a change in circumstances after the Effective Time, such continuation will be, in the opinion of the Board of Directors of the Company at that time, materially adverse to Parent or the Company.

         Takeover Laws. The Company has agreed to, upon the request of Parent, take all reasonable steps to exclude the applicability of, or to assist in any challenge by Parent or the Purchaser of the validity or applicability to the Merger of, any Takeover Laws. As used herein, "Takeover Laws" means any "moratorium", "control share acquisition", "business combination", "fair price" or other form of antitakeover laws and regulations of any jurisdiction that may purport to be applicable to the Merger Agreement or the Merger.

         Termination Fee; Expenses.

         (a) The Company has agreed that in the event that the Merger Agreement is terminated as a result of the occurrence of any Trigger Event (as defined below), then the Company will pay to Parent a fee equal to 1.5% of the Purchase Price plus all Reimbursable Expenses (as defined below); provided, however, that if such termination is solely attributable to events described in clause (iii) or (iv) of the definition of Trigger Event, then the Company will pay to Parent all Reimbursable Expenses (but not the 1.5% fee). Amounts due hereunder shall be payable in immediately available funds at the time of such termination.

         (b) As used herein, "Trigger Event" means the occurrence of any of the following:

                  (i)      the  Board  of  Directors  of  the  Company  (or  any
                           committee thereof) shall approve, recommend, authorize, propose or facilitate any potential Acquisition Transaction (as defined below) other than the Offer and the Merger pursuant to the Merger
                           Agreement, or such Board (or any such committee) shall engage in discussions or negotiations with a potential counterparty concerning any such potential Acquisition Transaction, or such Board (or any such committee) shall publicly announce its intention to do any of the foregoing;

                  (ii) the Board of Directors of the Company (or any committee thereof) shall fail to recommend the Offer and the Merger to stockholders of the Company in the
                           Schedule 14D-9 or proxy statement required by the Merger Agreement or within two business days following Parent's request from time to time that the Company so confirm its recommendation of the Offer and the Merger, or such Board (or any such committee) shall withdraw, modify or amend in any manner adverse to Parent the authorization, approval or recommendation given by such Board (or such committee) to the Offer and the Merger, or shall publicly announce that it does not favor the Offer or the Merger;

                  (iii) the shareholders of the Company holding at least 66-2/3% of the outstanding shares of the Shares shall fail to approve the Merger in accordance with applicable law at the Shareholder Meeting, or if the Shareholder Meeting shall not be held on or prior to December 31, 1998; or

                  (iv) any person, entity or "group" (as that term is used in Section 13(d)(e) of the Exchange Act), other than those shareholders who have executed and delivered Stockholder Agreements as described in the recitals to the Merger Agreement, becomes the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of 15% or more of outstanding the Shares.

         (c) As used herein, "Acquisition Transaction" means any tender offer or exchange offer, any merger, consolidation, liquidation, dissolution, recapitalization, reorganization or other business combination, any acquisition, sale or other disposition of a material amount of assets or securities or any other similar transaction involving the Company, its securities or any of its subsidiaries or divisions.

         (d) As used herein, "Parent Reimbursable Expenses" means all out-of-pocket costs (including without limitation reasonable legal and accounting costs) theretofore and hereafter incurred by Parent in connection with the transactions contemplated by the Merger Agreement including, without limitation, costs and expenses incurred in connection with (i) Parent's due diligence investigations concerning the Company and its subsidiaries, (ii) Parent's preparation of preliminary and final proposals relating to the acquisition of the Company,
                  (iii) Parent's negotiation of the Merger Agreement, (iv) Parent's assistance in the preparation of the proxy statement relating to the Merger, (v) fees and expenses of the Exchange Agent, and (vi) fees and expenses reasonably incurred so as to facilitate and promote consummation of the Merger.

         Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the fulfillment, or waiver where permissible, at or prior to the proposed Effective Time, of each of the following conditions: (a) the Merger Agreement and the transactions contemplated thereby shall have been approved by the Company's shareholders in the manner and to the extent required by applicable law and the Articles of Incorporation and By-laws of the Company; (b) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (c) no action or proceeding before a court of competent jurisdiction or other competent governmental body by any governmental or regulatory authority shall have been instituted or threatened to make illegal or otherwise restrain or prohibit (whether temporarily, preliminary or permanently) the Merger or the other transactions contemplated by the Merger Agreement or to obtain an amount of damages or other material relief in connection with the execution of the Merger Agreement or the consummation of the Merger or other transactions contemplated by the Merger Agreement; and no governmental agency shall have given notice to any party thereto to the effect that consummation of the Merger or the other transactions contemplated by the Merger Agreement would constitute a violation of any law or that it intends to commence proceedings to restrain consummation of the Merger (each party thereto, however, has agreed to use reasonable efforts promptly to have such prohibition or notice lifted); and (d) each of Purchaser and the Company shall have received from the other appropriately certified copies of all resolutions adopted by their respective Boards of Directors and shareholders in connection with the Merger Agreement and the transactions contemplated thereby.

         Conditions to Obligation of Parent and Purchaser to Effect the Merger. The obligation of Parent and Purchaser to effect the Merger is further subject to the fulfillment at or prior to the proposed Effective Time, of each of the following additional conditions (all or any of which may be waived in whole or in part by Parent and Purchaser in their sole discretion): (a) the Company shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by the Merger Agreement to be so performed or complied with by the Company at or prior to the Closing, and the Company shall have delivered to Parent a certificate, dated the Closing Date and executed on behalf of the Company by its President, to such effect; (b) all proceedings to be taken on the part of the Company in connection with the transactions contemplated by the Merger Agreement and all documents incident thereto shall be reasonably satisfactory in form and substance to Parent, and Parent shall have received copies of all such documents and other evidences as Parent may reasonably request in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith, and such documents shall include, but shall not be limited to (i) certain certificates as required by certain provisions of the Merger Agreement, (ii) a certificate of existence or good standing regarding each of the Company and its subsidiaries, certified in the case of the Company by the New Mexico Corporation Commission and certified in the case of the Company's Subsidiaries by the appropriate office of the jurisdiction of its respective incorporation, each dated within ten (10) business days of the proposed Effective Time, (iii) an incumbency certificate certifying the identity of the officers of the Company, and (iv) the resignations, effective the Closing Date, of such directors and officers of the Company and its subsidiaries as Parent shall specify consistent with the Merger Agreement; (c) Parent shall have received a complete list of the signatories of each account or safe deposit box of the Company and its subsidiaries; (d) the Company shall not have received written objections to the Merger from holders who in the aggregate hold more than 10% of the outstanding shares of the Shares, and the Company shall not have knowledge that holders of 10% or more of the outstanding shares of the Shares intend to file with the Company written objections to the Merger; (e) the Company shall have delivered to Parent a final accounting of the Company's Transaction Expenses, in form reasonably satisfactory to Parent, including copies of applicable final invoices; (f) other than specific filings provided for by the Merger Agreement, all consents, approvals and actions of filings with and notices to any governmental or regulatory authority or any other public or private third party required of the Company or any of its subsidiaries to consummate the Merger and the other transactions contemplated by the Merger Agreement, the failure of which to be obtained or taken could, individually or in the aggregate, be reasonably expected to have a material adverse effect on the Company and its subsidiaries or on the ability of the Company to consummate the transactions contemplated by the Merger Agreement shall have been obtained, all in form and substance reasonably satisfactory to Parent and no such consent, approval or action shall contain any term or condition which could be reasonably expected to result in a material diminution of the benefits of the Merger to Parent.

         Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment, at or prior to the proposed Effective Time, of each of the following additional conditions (all or any of which may be waived in whole or in part by the Company in its sole discretion): (a) each of the representations and warranties made by Parent and Purchaser in the Merger Agreement shall be true and correct in all material respects as of the proposed Effective Time as though made on and as of such time or, in the case of representations and warranties made as of a specified date earlier than such time, on and as of such earlier date, and Parent and Purchaser shall each have delivered to the Company a certificate, dated the proposed Effective Time and executed on behalf of Parent by its President and on behalf of Purchaser by its President, to such effect; (b) Parent and Purchaser shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by the Merger Agreement to be so performed or complied with by Parent or Purchaser at or prior to the Closing, and Parent and Purchaser shall each have delivered to the Company a certificate, dated the Closing Date and executed on behalf of Parent by its President and on behalf of Purchaser by its President, to such effect; (c) the Company shall have received a written opinion, dated as of the Closing Date, from Krieg, Devault, Alexander & Capehart, Indiana counsel to Parent and Purchaser, from Cleary, Gottlieb, Steen & Hamilton and/or from Parent's New Mexico counsel, as appropriate, in form and substance reasonably satisfactory to the Company, as to certain appropriate matters agreed upon by legal counsel of Parent and Purchaser and of the Company; (d) all proceedings to be taken on the part of Parent and Purchaser in connection with the transactions contemplated by the Merger Agreement and all documents incident thereto shall be reasonably satisfactory in form and substance to the Company, and the Company shall have received copies of all such documents and other evidences as the Company may reasonably request in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith, and such documents shall include, but shall not be limited to: (i) certain certificates as required by certain provisions of the Merger Agreement, (ii) certificates of existence or good standing regarding each of Parent and Purchaser, certified by the New York Secretary of State and the New Mexico State Corporation Commission, respectively, dated within ten (10) business days of the Closing Date, and (iii) incumbency certificates certifying the identity of the officers of Parent and Purchaser, respectively; and (e) the Exchange Fund shall have been funded with the full amount of the Merger Price for all outstanding shares of the Shares.

         Conditions to the Offer. Notwithstanding any other provision of the Offer, the obligation of Purchaser to accept for payment, purchase or pay for any Shares tendered prior to the scheduled expiration date of the Offer or any extension thereof (the "Offer Date") is subject to the fulfillment, at or prior to the Offer Date, of the following conditions (and upon the failure of any such condition to be fulfilled, unless waived by Purchaser, Purchaser may terminate the Offer as to any Shares not then accepted for payment, and Purchaser shall not be required to accept for payment, purchase or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any Shares):

                  (a) The number of Shares validly tendered and not withdrawn shall constitute at least a two-thirds majority plus one of the outstanding Shares on a fully diluted basis.

                  (b) Any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated.

                  (c) No action or proceeding before a court of competent jurisdiction or other competent governmental body by any governmental or regulatory authority shall have been instituted or threatened to make illegal or otherwise restrain or prohibit (whether temporarily, preliminary or permanently) the Offer or the Merger or the other transactions contemplated by the Merger Agreement or to obtain an amount of damages or other material relief in connection with the execution of the Merger Agreement or the consummation of the Offer or other transactions contemplated by the Merger Agreement; and no governmental agency shall have given notice to any party hereto to the effect that consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement would constitute a violation of any law or that it intends to commence proceedings to restrain consummation of the Offer or the Merger.

                  (d)   Purchaser   shall  have   received   from  the   Company
         appropriately certified copies of all resolutions adopted by the Company's Board of Directors in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby.

                  (e) Each of the representations and warranties made by the Company in the Merger Agreement shall be true and correct in all respects (subject to limitations as to materiality as may be contained therein) as though made on and as of the Offer Date or, in the case of representations and warranties made as of a specified date earlier than the Offer Date, on and as of such earlier date, and the Company shall have delivered to Parent a certificate, dated the Offer Date and executed on behalf of the Company by its President to such effect.

                  (f) The Company shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by the Merger Agreement to be so performed or complied with by the Company at or prior to the Offer Date, and the Company shall have delivered to Parent a certificate, dated the Offer Date and executed on behalf of the Company by its President, to such effect.

                  (g) Parent and Purchaser shall have received a written opinion, dated as of the Offer Date, from Barnes & Thornburg, counsel to the Company, in form and substance reasonably satisfactory to Parent and Purchaser, as to certain appropriate matters agreed upon by legal counsel of Parent and Purchaser and of the Company.

                  (h) All proceedings to be taken on the part of the Company on or before the consummation of the Offer in connection with the transactions contemplated by the Merger Agreement and all documents incident thereto shall be reasonably satisfactory in form and substance to Parent, and Parent shall have received copies of all such documents and other evidences as Parent may reasonably request in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith. Such documents shall include, but shall not be limited to: (i) the certificates required by clauses (e) and (f) of this Section 14; (ii) a certificate of existence or good standing regarding each of the Company and its Subsidiaries, certified in the case of the Company by the New Mexico Corporation Commission and certified in the case of the Company's subsidiaries by the appropriate office of the jurisdiction of its respective incorporation, each dated within ten (10) business days of the Offer Date; and (iii) an incumbency certificate certifying the identity of the officers of the Company.

                  (i) The Company and each of its Subsidiaries shall have good, marketable and insurable title to their respective real properties, subject only to those encumbrances identified in a schedule to the Merger Agreement, and the Company shall have obtained and delivered to Parent reasonable assurances from the relevant municipalities to the effect that such real properties and their current operations are in compliance with local zoning ordinances without constituting non-conforming uses.

                  (j) The  Company  shall  have  delivered  to  Parent a current survey of the real property and facilities of the Company located in Peru, Indiana, which survey (i) shall have been prepared by a licensed Indiana land surveyor, (ii) shall fulfill the Minimum Detail Requirements for ALTA/ACSM Land Title Surveys (1992) for an Urban Survey and Table A thereof, and (iii) shall have been certified to the Surviving Corporation, Parent and Parent's title insurance company in a manner reasonably satisfactory to Parent; and such survey shall not show encroachments or other matters which, individually or in the aggregate, materially adversely affect the value or use of such real property and facilities.

                  (k) There shall not have occurred (A) any general suspension of, or limitation on prices for, trading in the securities of a general nature on any national securities exchange that lasts more than 24 hours, (B) the declaration of any banking moratorium or any suspension of payments in respect of banks or any limitation (whether or not mandatory) on the extension of credit by lending institutions in the United States, (C) the commencement of a war, armed hostilities or any other international or national calamity involving the United States or a substantial terrorist attack or the threat thereof on a target in United States that leads to the declaration of a national emergency,
         (D) a material adverse change in the United States currency exchange rates or a suspension of, or limitation on, the markets therefor, or
         (E) the Dow Jones Index shall fall below 6448 (which was the value of such Index on December 31, 1996).

                  (l)      A Trigger Event shall not have occurred.

                  (m) Other than the filings required in connection with the Merger, all consents, approvals and actions of, filings with and notices to any governmental or regulatory authority or any other public or private third party required of the Company or any of its subsidiaries to consummate the Offer, the failure of which to be obtained or taken could, individually or in the aggregate, be reasonably expected to have a material adverse effect on the Company and its subsidiaries or on the ability of Parent to consummate the purchase of Shares pursuant to the Offer, shall have been obtained, all in form and substance reasonably satisfactory to Parent and no such consent, approval or action shall contain any term or condition which could be reasonably expected to result in a material diminution of the benefits of the Offer to Parent.

                  (n) The Merger Agreement shall not have been terminated pursuant to its terms and shall not have been amended pursuant to its terms to provide for its termination.

         Termination. The Merger Agreement may be terminated, and the transactions contemplated thereby may be abandoned, at any time prior to the Effective Time, whether prior to or after Shareholders' Approval: (a) by mutual written agreement of the parties thereto duly authorized by action taken by or on behalf of their respective Boards of Directors; (b) by either the Company or Parent upon notification to the non-terminating party by the terminating party:
(1) at any time after January 31, 1999 if the Merger shall not have been consummated on or prior to such date and such failure to consummate the Merger is not caused by a breach of the Merger Agreement by the terminating party; provided, however, the date may be extended indefinitely by the mutual written agreement of the parties, (2) if Shareholders' Approval shall not be obtained by January 31, 1999, (3) if any governmental or regulatory authority, the taking of action by which is a condition to the obligations of either the Company or Parent to consummate the transactions contemplated thereby, shall have determined not to take such action and all appeals of such determination shall have been taken and have been unsuccessful, or (4) if any court of competent jurisdiction or other competent governmental or regulatory authority shall have issued an order making illegal or otherwise restricting, preventing or prohibiting the Merger and such order shall have become final and nonappealable;
(c) by the Company, if (1) Purchaser fails to commence the Offer as provided in the Merger Agreement or fails to purchase validly tendered Shares in violation of the terms of the Offer or the Merger Agreement; (2) there has been a breach by Parent or Purchaser of any representation or warranty contained in the Merger Agreement, or (3) there has been a material breach of any of the covenants or agreements set forth in the Merger Agreement on the part of Parent or Purchaser, which breach is not curable or, if curable, is not cured within ten (10) days after written notice of such breach is given by the Company to Parent or Purchaser.; (d) by Parent, if (1) the Offer is terminated or withdrawn on account of the failure to be fulfilled of a condition specified in Annex A to the Merger Agreement (as specified in "--Conditions to the Offer"), (2) there has been a breach by the Company of any representation or warranty contained in the Merger Agreement or

(3) there has been a material breach of any of the covenants or agreements set forth in the Merger Agreement on the part of the Company, which breach is not curable or, if curable, is not cured within ten (10) days after written notice of such breach is given by Parent to the Company; or (e) by Parent if a Trigger Event occurs.

         Amendment. The Merger Agreement may be amended, supplemented or modified by the parties thereto at any time prior to the Effective Time, whether prior to or after adoption of the Merger Agreement at the Shareholder Meeting, but after such adoption only to the extent permitted by applicable law. No such amendment, supplement or modification shall be effective unless set forth in a written instrument duly executed by or on behalf of each party thereto.

         Governing Law. The Merger Agreement is governed by and construed in accordance with the laws of the State of Indiana applicable to a contract executed and performed in such State without giving effect to the conflicts of laws principles thereof, except to the extent that the NMBCA, the Securities Act and the Exchange Act shall apply to the transactions contemplated therein.

         Enforcement of Agreement; Injunctive Relief. Parent, Purchaser and the Company have irrevocably and unconditionally submitted to the exclusive jurisdiction and venue of the United States District Court for the Southern District of Indiana, Indianapolis Division for federal jurisdiction (unless such court has no jurisdiction, in which case Parent, Purchaser and the Company submitted to the exclusive jurisdiction of the courts of the State of Indiana located in Marion County) for any actions, suits or proceedings arising out of or relating to the Merger Agreement and the transactions contemplated thereby. Parent, Purchaser and the Company have also waived, to the fullest extent permitted by law, any rights they may have to a jury trial on any matter related in any way to the Merger Agreement or the transactions contemplated thereby. In addition, each of the Company on the one hand and Parent and Purchaser on the other hand have recognized and acknowledged that a breach by it of any covenants or agreements contained in the Merger Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties thereto has agreed that in the event of any such breach, if the aggrieved party so desires, the aggrieved party shall be entitled to the remedy of specific performance, injunctive and other equitable relief (without the requirement or need for the posting of any bond) in addition to any other remedy to which the aggrieved party may be entitled, at law or in equity.

         Joint and Several Obligations. The obligations of Parent and Purchaser under the Merger Agreement are joint and several.

         Timing. The exact timing and details of the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Purchaser pursuant to the Offer. Although Parent has agreed to cause the Merger to be consummated on the terms and subject to the conditions set forth above, there can be no assurance as to the timing of the Merger.

Confidentiality Agreement.

         Pursuant to an agreement dated as of June 18, 1998 (the "Confidentiality Agreement") between the Company (acting through its agent, Goelzer & Co.) and Parent, the Company has supplied Parent with certain non-public, confidential and proprietary information about the Company. Parent has agreed in the Confidentiality Agreement among other provisions that it, together with its, among others, representatives, employees, agents, advisors, lenders or affiliates will treat confidentially all such information supplied by the Company and that it will, until June 18, 2003, use the confidential information solely for the purpose of evaluating a possible transaction with the Company, and will keep the confidential information confidential, except for disclosure as may be required by law.

         The foregoing summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated by reference and a copy of which has been filed with the Commission as Exhibit P to the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         (a) Recommendation of the Board. At a meeting of the Company's Board of Directors held on September 21, 1998, the board by unanimous vote (i) determined that the Offer and the Merger were fair to, and in the best interests of, the Company, its shareholders and its other constituencies, (ii) approved the Merger Agreement, the Offer and the Merger and (iii) recommended that the shareholders accept the Offer and approve the Merger Agreement. A letter to the Company's shareholders from the Company's Chairman of the Board, dated September 29, 1998, which includes the Board's recommendation to the shareholders, is attached hereto as Exhibit Q and incorporated herein by reference.

         THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS TENDER THEIR SHARES PURSUANT TO THE TERMS OF THE OFFER.

         (b)      Background; Reasons for Board's Recommendation.

         Background of the Offer. On June 10, 1998, senior management of Parent and the Company had initial discussions regarding the possible acquisition of the Company by Parent. Parent was informed that the Company would be sold through an "auction" which was to be conducted by McDonald & Co., the Company's financial advisor. Parent executed a confidentiality agreement and thereafter received certain financial, corporate and other information concerning the Company from McDonald & Co. and from Goelzer & Co., a consultant specifically engaged by the Company to arrange an offer for the Company supported by the Company's management.

         Senior management of Parent and the Company met on July 7, 1998 together with representatives of Goelzer & Co. further to explore Parent's preliminary plans for the acquisition and to discuss the views of the Company's management. Representatives of Parent and Goelzer & Co. had further conversations concerning Parent's plans during the period July 8, 1998 through July 20, 1998.

         On July 21, 1998, based on the information received, Parent submitted to McDonald & Co. a preliminary, non-binding proposal for the acquisition of the Company at a cash price in the range of $135.00 to $148.00 per share. This preliminary proposal was endorsed by Goelzer & Co., which indicated that the proposal had the support of the Company's management.

         The Company thereafter invited Parent and its representatives to conduct a further business review of the Company, which the Company undertook between July 23, 1998 and September 4, 1998.

         On September 8, 1998, on the basis of its review and in accordance with the auction procedures established by McDonald & Co., Purchaser submitted to McDonald & Co. a final purchase proposal for the Company. Under this final proposal, which was ultimately accepted in substantial part by the Company, Purchaser offered to pay $152.00 per share net to holders of common stock of the Company in the Merger. In addition, Purchaser agreed to pay the transaction expenses incurred by the Company, and the amounts to which senior managers of the Company would be entitled upon certain changes in control of the Company. Purchaser's proposal was subject to the condition (among other conditions) that ten shareholders of the Company holding in the aggregate in excess of 50% of the outstanding common shares of the Company execute and deliver to Purchaser an option entitling Purchaser to acquire their shares at $152.00 per share (as well as a proxy to vote their shares in favor of the Merger).

         On September 10, 1998, a meeting of the Board of the Company was held at which the Company's outside legal counsel advised the Board regarding its fiduciary duties under applicable law, and representatives of McDonald & Co. made a presentation to the Board with respect to the financial terms of the proposed Merger Agreement, as well as the terms and status of other proposals which had been received from other entities during the auction process. Representatives of McDonald & Co. also delivered its oral opinion to the Board that the merger was fair to such holders from a financial point of view. After discussion, the Board determined that further negotiations should take place with Purchaser to finalize the Merger Agreement on a mutually acceptable basis. Based on discussions with the Company, Purchaser understood that its proposal was financially superior to all other proposals.

         In subsequent negotiations on September 10 and 11, 1998 between Purchaser and the Company, in order to expedite the acquisition, Purchaser requested that the transaction be restructured from a single-step merger to a "two-step" transaction consisting of a tender offer followed by a merger. Purchaser also requested that ten shareholders holding in excess of 50% of the Company's common stock irrevocably agree to tender their shares in such tender offer, and grant Purchaser a proxy to vote their shares in favor of the Merger, pursuant to a Stockholders' Agreement.

         From September 10, 1998 through September 21, 1998, Parent and the Company engaged in continued negotiations and document preparation through their representatives.

         On September 21, 1998, the Board of the Company met again to discuss the transaction, including the restructuring to a "two-step" transaction. At this meeting, the Company's outside legal counsel again advised the Board regarding its fiduciary duties under applicable law, and representatives of McDonald & Co. made a presentation to the Board with respect to the financial terms of the proposed Offer and Merger. Representatives of McDonald & Co. also delivered its written opinion to the Board that the consideration to be received by the stockholders of the Company in connection with the Offer and the Merger was fair to such holders from a financial point of view. Based upon such advice, such presentation and such opinion, the Board unanimously approved the Merger Agreement, the Merger and the Offer.

         Also on September 21, 1998, certain major stockholders of the Company met with the Company's Chairman, its outside legal counsel and representatives of McDonald & Co. to discuss the background of the proposed transaction and the Stockholders' Agreement. Between September 21, 1998 and September 23, 1998, ten stockholders holding in the aggregate approximately 55.6% of the outstanding common stock of the Company executed the Stockholders' Agreement.

         On September 23, 1998, Parent, Purchaser, and the Company executed and delivered the Merger Agreement, and Parent, Purchaser executed and delivered the Stockholders' Agreement. The transaction was publicly announced on September 23, 1998, and, on September 30, 1998, Purchaser commenced the Offer.

         Reasons for the Board's Recommendation. In approving the Merger Agreement and the transactions contemplated thereby, and recommending that all shareholders tender their Shares pursuant to the Offer, the Company's Board of Directors considered a number of factors, including:

                  (i) the financial and other terms of the Offer, the Merger and the Merger Agreement;

                  (ii) the desire, as expressed to the Board of Directors, of the Company's principal shareholders for an opportunity to liquidate their Shares for fair value;

                  (iii) the presentations by McDonald & Co. at the September 10 and September 21, 1998 Board meetings and the opinion of McDonald & Co. to the effect that, as of the date of such opinion and based upon certain matters considered relevant by McDonald & Co., the consideration to be received by the shareholders of the Company in the Offer and the Merger was fair from a financial point of view (the full text of such opinion, dated September 21, 1998, which sets forth the procedures followed, assumptions and qualifications made, matters considered and the limitations thereof, is included as Exhibit R to the
                           Schedule 14D-9 filed with the Commission, and shareholders are urged to read it in its entirety);

                  (iv) that the $152.00 per Share tender offer price represents (A) a premium of 126% over the last reported sales price of the Shares in the over-the-counter market on June 23, 1998, the last trading session before the Company announced its intention to explore the strategic alternatives that may be available to it with the objective of maximizing shareholder value; and (B) a 90% premium over the last reported sales price of the Shares on September 22, 1998, the last trading day before the announcement of the Merger Agreement;

                  (v) the fact that the Company conducted an auction process and no other bidder submitted a proposal having terms more favorable than those ultimately proposed by Parent and Purchaser;

                  (vi) advice to the Company's Board of Directors from McDonald & Co. regarding any likelihood of a superior offer arising;

                  (vii) the commitment by Parent in the Merger Agreement to continue to manufacture the Company's products under the Company name and to honor all commitments to the Company employees, and Parent's stated intention, for the foreseeable future, to continue the manufacture of the Company's boiler products at the Company's Peru, Indiana, facility;

                  (viii)   Parent's stated intention for the Company to continue
                           to   do   business   through   its   existing   sales
                           representative network;

                  (ix) the familiarity of the Company's Board of Directors with the business, results of operation, properties and financial condition of the Company and the nature of the industry in which it operates and the familiarity of Parent with the business and industry in which the Company operates;

                  (x) the fact that the obligations of Parent and Purchaser under the Merger Agreement were not subject to any financing conditions;

                  (xi) the financial resources of Parent and Purchaser and their ability to meet their respective obligations under the Merger Agreement; and

                  (xii) the limited number of conditions to Purchaser's requirement to consummate the Offer and the Merger.

         The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determination.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The Merger Agreement provides that unless 90% or more of the Shares are acquired by Purchaser pursuant to the Offer, to the extent required by applicable law, the Company shall use all reasonable efforts to obtain the adoption and approval of the Merger Agreement by the shareholders, including utilizing a proxy solicitation firm reasonably acceptable to Parent. No such proxy solicitation firm has been engaged at the time of filing this Statement.

         Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         (a) Share Transactions in Last 60 Days. No transactions in Shares have been effected by the Company or, to the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days, except that Harold Koch, a director of the Company, transferred 30 Shares to a church as a bona fide gift on September 21, 1998.

         (b) Intent to Tender. To the Company's knowledge, (i) all of the Company's executive officers and directors presently intend to tender in the Offer all Shares that they now own and (ii) none of such persons presently intends to otherwise sell any Shares which are owned beneficially or held of record by such persons prior to the consummation of the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

         (a) Certain Negotiations. Except as described in this Schedule 14D-9, including as set forth in the Offer to Purchase, to the knowledge of the Company, no negotiation is being undertaken or is under way by the Company in response to the Offer which relates to or would result in (i) any extraordinary transaction, such as a merger or reorganization, involving the Company or any affiliate or subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or
(vi) any material change in present capitalization or dividend policy of the Company. Pursuant to the Merger Agreement, however, and as described under "Merger Agreement" in Item 3(b)(2) above, the Company may, subject to certain limitations, take certain actions in respect of proposed transactions necessary for the directors of the Company to discharge their fiduciary duties to shareholders under applicable law.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT                DESCRIPTION
Exhibit A              Offer to Purchase*
Exhibit B              Letter of Transmittal*
Exhibit C              Agreement and Plan of Merger by and among
                       Parent, Purchaser and the Company, dated as of
                       September 23, 1998
Exhibit D              Press release issued on September 23, 1998
Exhibit E              Stockholders' Agreement, dated as of September
                       23,  1998,  by and  among Robert  Miller,  Ina  Mae
                       Miller,        Georgeanna Williams,  as  Trustee of
                       the  Georgeanna  Williams Revocable  Living  Trust,
                       Lisa  Lockhart,   Charles Miller,  Kenneth Starkey,
                       Bryan Herd,  Sharon Herd, Marilyn   Malott,    Paul
                       Malott,  Victor  Herd and Kristine Herd, Parent and
                       Purchaser
Exhibit F              Employment Agreement, dated as of April 1, 1998,
                       by and between the Company and H. Jesse McVay
Exhibit G              Employment Agreement, dated as of April 1, 1998,
                       by and between the Company and Albert J. Bishop
Exhibit H              Employment Agreement, dated as of April 1, 1998,
                       by and between the Company and Richard D.
                       Holmquist
Exhibit I              Employment Agreement, dated as of April 1, 1998,
                       by and between the Company and Kurt J. Krauskopf
Exhibit J              Employment Agreement, dated as of April 1, 1998,
                       by and between the Company and Terrence D.
                       Kubly
Exhibit K              Employment Agreement, dated as of April 1, 1998,
                       by and between Wendland Manufacturing Company
                       and P. Wayne McCune
Exhibit L              Employment Agreement, dated as of April 1, 1998,
                       by and between the Company and Gregory A.
                       Minard
Exhibit M              Employment Agreement, dated as of April 1, 1998,
                       by and between the Company and Sandra A. Mitting

Exhibit N              Employment Agreement, dated as of April 1, 1998,
                       by and between the Company and Michael D. Sturch
Exhibit O              Letter Agreement, dated as of March 18, 1998,  by
                       and among  Goelzer & Co., the   Company   and   the
                       Management   Group,   and amendment thereto,  dated
                       as of August 26, 1998
Exhibit P              Confidentiality Agreement,  dated  as  of
                       June  18,  1998,  by  and between  Parent  and  the
                       Company    (through   its agent, Goelzer & Co.)
Exhibit Q              Letter to the Company's shareholders from Albert J.
                       Bishop, Chairman of the Board of the Company *
Exhibit R              Fairness Opinion, dated as of September 21, 1998,
                       from McDonald & Co.

* Included in the materials sent to stockholders of the Company.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.


Dated:  September 29, 1998                  BRYAN STEAM CORPORATION


                                            By: /s/ H. Jesse McVay
                                               ----------------------------
                                               H. Jesse McVay, President

                                  EXHIBIT INDEX


EXHIBIT                      DESCRIPTION
Exhibit 99(A)                Offer to Purchase*
Exhibit 99(B)                Letter of Transmittal*
Exhibit 99(C)                Agreement and Plan of Merger by and among
                             Parent, Purchaser and the Company, dated as of
                             September 23, 1998
Exhibit 99(D)                Press release issued on September 23, 1998
Exhibit 99(E)                Stockholders' Agreement, dated as of September
                             23,  1998,  by and  among Robert  Miller,  Ina  Mae
                             Miller, Georgeanna Williams,  as  Trustee of
                             the  Georgeanna  Williams Revocable  Living  Trust,
                             Lisa  Lockhart,   Charles Miller,  Kenneth Starkey,
                             Bryan Herd,  Sharon Herd, Marilyn   Malott,    Paul
                             Malott,  Victor  Herd and Kristine Herd, Parent and
                             Purchaser
Exhibit 99(F)                Employment Agreement, dated as of April 1, 1998,
                             by and between the Company and H. Jesse McVay
Exhibit 99(G)                Employment Agreement, dated as of April 1, 1998,
                             by and between the Company and Albert J. Bishop
Exhibit 99(H)                Employment Agreement, dated as of April 1, 1998,
                             by and between the Company and Richard D. Holmquist
Exhibit 99(I)                Employment Agreement, dated as of April 1, 1998,
                             by and between the Company and Kurt J. Krauskopf
Exhibit 99(J)                Employment Agreement, dated as of April 1, 1998,
                             by and between the Company and Terrence D.
                             Kubly
Exhibit 99(K)                Employment Agreement, dated as of April 1, 1998,
                             by and between Wendland Manufacturing Company and P. Wayne McCune
Exhibit 99(L)                Employment Agreement, dated as of April 1, 1998,
                             by and between the Company and Gregory A.
                             Minard
Exhibit 99(M)                Employment Agreement, dated as of April 1, 1998,
                             by and between the Company and Sandra A. Mitting

Exhibit 99(N)                Employment Agreement, dated as of April 1, 1998,
                             by and between the Company and Michael D. Sturch
Exhibit 99(O)                Letter Agreement, dated as of March 18, 1998,  by
                             and among  Goelzer & Co., the   Company   and   the
                             Management   Group,   and amendment thereto,  dated
                             as of August 26, 1998
Exhibit 99(P)                Confidentiality Agreement,  dated  as  of
                             June  18,  1998,  by  and between  Parent  and  the
                             Company    (through   its agent, Goelzer & Co.)
Exhibit 99(Q)                Letter to the Company's shareholders from Albert J.
                             Bishop, Chairman of the Board of the Company *
Exhibit 99(R) Fairness Opinion, dated as of September 21, 1998, from McDonald & Co.


* Included in the materials sent to stockholders of the Company.